VIA EDGAR

May 21, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) Request for Withdrawal on Form AW (File Nos. 333-89822, 811-
21114)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series ProShares Ultra Cardano ETF (the “Fund”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 408 to the Trust’s Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No. 0001193125-26- 014245) on January 15, 2026 (“PEA 408”). Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the dates indicated below as they relate to the Fund. The purpose of each of the Delaying Amendments was to delay the effectiveness of PEA 408, as well as to delay Post-Effective Amendments related to other series of the Trust.

Post-Effective Amendment Nos.	Filing Date
441	March 30, 2026
449	April 29, 2026

The Trust is submitting this application for withdrawal of PEA 408 and each of the Delaying Amendments because it has elected not to proceed with the registration of the Fund. No securities have been sold in connection with PEA 408 or any of the Delaying Amendments.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 408 and the Delaying Amendments effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary